InterOil Corporation Management Discussion and Analysis For the quarter and six months ended June 30, 2011 (Unaudited) August 10, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	4
INTRODUCTION	5
BUSINESS STRATEGY	5
OPERATIONAL HIGHLIGHTS	6
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	8
QUARTER AND SIX MONTH PERIOD IN REVIEW	13
LIQUIDITY AND CAPITAL RESOURCES	20
RISK FACTORS	28
CRITICAL ACCOUNTING ESTIMATES	29
NEW ACCOUNTING STANDARDS	29
NON-GAAP MEASURES AND RECONCILIATION	32
PUBLIC SECURITIES FILINGS	34
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	34
GLOSSARY OF TERMS	34

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2010, our annual information form for the year ended December 31, 2010 and our unaudited condensed consolidated interim financial statements and accompanying notes for the quarter and six months ended June 30, 2011.  The MD&A was prepared by management and provides a review of our performance in the quarter and six months ended June 30, 2011, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standard 1 – ‘First-time Adoption of International Financial Reporting Standards’, and with International Accounting Standard 34 – ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board and are presented in United States dollars (“USD”) unless otherwise specified.  Our transition date to IFRS was January 1, 2010.  Financial information for 2010 included in this MD&A has been restated in accordance with IFRS.

References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at June 30, 2011 and for the quarter and six months ended June 30, 2011, unless otherwise specified.  A listing of specific defined terms can be found in the “Glossary of Terms” section of this document.

Management Discussion and Analysis INTEROIL CORPORATION 1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements include, without limitation, plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of proposed liquefaction facilities and condensate stripping facilities in Papua New Guinea; the costs of development of such projects; the development of such liquefaction and condensate stripping facilities; obtaining necessary licenses and permits for such facilities; the commercialization and monetization of any resources; estimates of resources; whether sufficient reserves will be established; the likelihood of future successful exploration for gas and gas condensate; the potential discovery of any commercial quantities of oil; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of liquefaction and condensate stripping facilities;

•	our ability to negotiate final definitive agreements relating to the development of liquefaction and condensate stripping facilities;

•	our ability to otherwise negotiate and secure arrangements with other entities to assist with the financing and construction of our proposed liquefaction and condensate stripping facilities;

•	the uncertainty on the availability, terms and deployment of capital;

•	our ability to construct and commission our liquefaction and condensate stripping facilities together with the construction of the common facilities and pipelines, on time and within budget;

•	the inherent uncertainty of oil and gas exploration activities;

•	the availability of crude feedstock at economic rates;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	risks of legal action against us

•	political, legal and economic risks in Papua New Guinea;

•	stock price volatility;

•	landowner claims and disruption;

Management Discussion and Analysis INTEROIL CORPORATION 2

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the adverse effects from importation of competing products contrary to our legal rights;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults.

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	general economic conditions, including an economic downturn, the availability of credit, the European credit crisis and the downgrading of United States government debt;

•	actions by our joint venture partners;

•	the impact of our current debt on our ability to obtain further financing; and

•	law enforcement difficulties.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract and secure joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will occur.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2010.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or to revise any of this forward-looking information.  The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Management Discussion and Analysis INTEROIL CORPORATION 3

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources.  GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2010 in accordance with NI 51-101, which evaluation is summarized in our 2010 Annual Information Form available at www.sedar.com.  We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”), as at June 30, 2011.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION 4

INTRODUCTION

We are developing a fully integrated energy company operating in Papua New Guinea and its surrounding region.  Our operations are organized into four major segments:

Segments	Operations

Upstream
Exploration and Production – Explores for, appraises and develops crude oil and natural gas structures in Papua New Guinea.  We are currently developing the Elk Antelope infrastructure which includes condensate stripping and associated facilities, and the gas gathering and associated common facilities, in connection with commercializing gas discoveries in those fields.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing liquefaction and associated facilities in Papua New Guinea for the export of LNG (the “Gulf LNG Project”).

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. This segment also manages a shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.  Our corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which we operate.  A significant current element of that strategy is to develop gas liquefaction and condensate stripping facilities in Papua New Guinea and to establish gas and gas condensate reserves.

InterOil plans to achieve this strategy by:

•	Developing our position as a prudent and responsible business operator;
•	Enhancing the existing refining and distribution businesses;
•	Maximizing the value of our exploration assets; and
•	Monetizing our discovered resources through development of condensate stripping and liquefaction facilities and offtake sales.

Further details of our business strategy can be found under the heading “Business Strategy” in our 2010 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 5

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream
•
On June 21, 2011, our Board of Directors approved capital expenditures on certain critical steel infrastructure ahead of FID on our Gulf LNG Project in order to help preserve the proposed schedule and take advantage of advantageous steel pricing. A total of up to $100.0 million may be acquired for condensate and processed gas line pipe, and other required items with long lead times.

•
Phase 1 of the PPL 236 exploratory seismic acquisition program, which included seismic comprising 70 kilometers with 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads, was completed during the first quarter of 2011.  The results were evaluated during the quarter ended June 30, 2011, and will assist us in locating where to drill a well in this license area, which we are required to drill before the end of March 2013 in compliance with our license commitments.

•
The third phase of the PPL 237 Bwata seismic acquisition program was commenced, which includes 4 lines with a total of 50 kilometers.  This seismic acquisition program and associated work was undertaken during the second quarter of 2011 with a view to locating drilling activity in the Bwata/Triceratops field.

Midstream – Refining
•	Total refinery throughput for the quarter ended June 30, 2011, was 23,496 barrels per operating day, compared with 23,120 barrels per operating day during quarter ended June 30, 2010.
•
Capacity utilization for the quarter, based on 36,500 barrels per day operating capacity, was 51% compared with 63% in same quarter of 2010.  The capacity utilization of the refinery in the same quarter of 2010 was maximized to stockpile products in anticipation of an extended maintenance shutdown.

•	During the quarters ended June 30, 2011 and 2010, our refinery was shut down for 20 days and 2 days, respectively.
•
The catalytic reformer unit which allows the refinery to produce reformate for gasoline, remained shut down throughout the quarter as a result of technical operating issues.  As a result, we were required to continue to import unleaded gasoline to satisfy PNG domestic needs.

•
During the quarter, a decommissioning provision of $4.1 million relating to the future retirement obligations associated with the refinery was recognized.  This decommissioning provision represents the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end.

•
On June 21, 2011, OPIC signed agreements agreeing to release all of the sponsor support collateral and requirements for the loan granted to InterOil in 2001 in recognition of our financial and operational maturity.

Midstream – Liquefaction
•
On April 11, 2011, we together with PacLNG, entered into framework agreements with Samsung Heavy Industries and FLEX LNG, conditional upon FLEX LNG shareholder approval (which has now been obtained) and final FID, relating to the construction and operation of a 1.8 mtpa floating natural gas liquefaction processing vessel.  Binding definitive agreements are to be negotiated.  The project is intended to integrate with and augment proposed infrastructure to liquefy natural gas from the onshore Elk and Antelope fields in the Gulf Province of Papua New Guinea.  The onshore liquefaction facility is being pursued pursuant to arrangements with EWC and Mitsui.

•
Under the framework agreement, an equity purchase option was granted to InterOil to acquire common shares in FLEX LNG at an average strike price of 4.5909 Norwegian Kroner.  On May 16, 2011, this option was exercised, with our acquisition of 8,938,913 common shares of FLEX LNG at a cost of $7.5 million.

•
During the quarter, site-specific engineering for the land based modular LNG and fixed-floating LNG facilities continued along with other pre-investment in the Gulf LNG Project to lower bidder risks and to secure our Gulf LNG Project timeline and costs.

Management Discussion and Analysis INTEROIL CORPORATION 6

•
Subsequent to the quarter end on August 1, 2011, Rt. Hon Sir Rabbie Namaliu, former Prime Minister and former Petroleum and Energy Minister of Papua New Guinea, joined us to chair our PNG Advisory Board.  The PNG Advisory Board is a management group being formed to assist in discussions with government departments in developing the Gulf LNG Project.

•
Subsequent to the quarter end, on August 3, 2011, we together with PacLNG signed a Heads of Agreement with Noble Clean Fuels Limited, a wholly owned subsidiary of Noble Group Limited, for the supply of one mtpa of LNG from the Gulf LNG Project.

Downstream
•
Total Downstream sales volumes for the quarter ended June 30, 2011, were 163.2 million liters compared with 145.6 million liters for the quarter ended June 30, 2010.  The volume growth in Papua New Guinea is the result of a generally buoyant economy driven mainly by to the resource sector and the various oil, gas and mining projects that are being pursued in various parts of the country, together with the general increase in business activity as a result of these developments.

•
During the quarter ended June 30, 2011, we experienced refined product price increases in April and May followed by a significant price decrease in June due to changes in international crude prices.  These price movements were passed on to the domestic customers in accordance with the refined product pricing mechanisms mandated in Papua New Guinea.

Corporate
•
During 2009, we reviewed and selected Microsoft Dynamics AX Enterprise Resource Planning (ERP) system for implementation group-wide.  In April 2011, we migrated our Downstream operations on to this ERP system.  All our group operations now use this ERP system and the implementation of this integrated system is complete.

Management Discussion and Analysis INTEROIL CORPORATION 7

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Six Months Ended June 30, 2011 compared with the Quarter and Six Months Ended June 30, 2010

Consolidated – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands, except per share data)	2011	2010	2011	2010
Sales and operating revenues	298,534	223,768	540,985	401,219
Interest revenue	354	34	584	76
Other non-allocated revenue	4,896	1,547	5,869	2,873
Total revenue	303,784	225,349	547,438	404,168
Cost of sales and operating expenses	(270,261)	(191,432)	(473,285)	(350,032)
Office and administration and other expenses	(8,399)	(11,603)	(26,624)	(22,933)
Derivative (loss)/gain	(588)	265	(416)	(681)
Exploration costs	(2,733)	(2,308)	(10,068)	(2,314)
Gain on Flex LNG options received	4,214	-	4,214	-
Foreign exchange gain/(loss)	12,956	(5,383)	15,779	(8,461)
EBITDA (1)	38,973	14,888	57,038	19,747
Depreciation and amortization	(4,194)	(3,623)	(8,812)	(7,008)
Interest expense	(3,484)	(1,640)	(6,383)	(2,926)
Profit before income taxes	31,295	9,625	41,843	9,813
Income tax expense	(7,755)	(1,792)	(17,605)	(5,124)
Net profit	23,540	7,833	24,238	4,689
Net profit per share (dollars) (basic)	0.49	0.18	0.51	0.11
Net profit per share (dollars) (diluted)	0.48	0.17	0.50	0.10
Total assets	1,062,833	675,440	1,062,833	675,440
Total liabilities	328,558	221,322	328,558	221,322
Total long-term liabilities	130,841	88,940	130,841	88,940
Gross margin (2)	28,273	32,336	67,700	51,187
Cash flows used in operating activities (3)	(53,433)	(29,583)	(31,560)	(25,543)

Notes:

(1)	EBITDA, is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(2)
Gross Margin is a non-GAAP measure and is “sales and operating revenues” less ”cost of sales and operating expenses” and is reconciled to IFRS in the section to this document entitled ”Non-GAAP Measures and Reconciliation”.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Management Discussion and Analysis INTEROIL CORPORATION 8

Analysis of Financial Condition Comparing Quarters and Six Months Ended June 30, 2011 and 2010

During the six months ended June 30, 2011 our debt-to-capital ratio (being debt/[shareholders’ equity + debt]) was 12% (10% as at June 30, 2010), well below our targeted maximum gearing level of 50%.  Gearing targets are based on a number of factors including operating cash flows, future cash needs for development, capital market conditions, economic conditions, and are assessed regularly.

Our current ratio (being current assets/current liabilities), which measures our ability to meet short term obligations, was 2.54 as at June 30, 2011 (1.60 as at June 30, 2010).  The quick ratio (or acid test ratio, (being [current assets less inventories]/current liabilities)) which is a more conservative measure of our ability to meet short term obligations, was 1.51 as at June 30, 2011 (0.98 as at June 30, 2010).  These satisfy our internal targets to be above 1.50 times and 1.0, respectively.

As at June 30, 2011, our total assets amounted to $1,062.8 million, compared with $675.4 million as at June 30, 2010.  The increase of $387.4 million or 57.4% from June 30, 2010 was primarily due to increases in our cash, cash equivalents and cash restricted of $147.7 million following the concurrent common share and 2.75% convertible senior notes offerings completed on November 10, 2010, increases in our oil and gas properties of $84.8 million associated with the appraisal and development of the Elk and Antelope fields and furthering of the CS Project and Gulf LNG Project, an increase in inventory balances of $120.3 million, a $22.1 million increase in trade receivables mainly as a result of a higher crude price environment and timing of export shipments, a net $16.4 million increase in plant and equipment (after depreciation) mainly due to capitalization of the refinery turnaround and ERP implementation costs, and $10.7 million increase in investments relating to the exercise of the option to acquire shares in FLEX LNG.  These increases were offset by a $14.5 million reduction in deferred tax losses, mainly on profits generated by our refining operations after the expiry of the tax holiday period on December 31, 2010.

As at June 30, 2011, our total liabilities amounted to $328.6 million, compared with $221.3 million at June 30, 2010.  The increase of $107.3 million or 48.5% from June 30, 2010 was primarily due to recognition of a $54.0 million liability relating to the fair value of the debt component of the unsecured 2.75% convertible notes issued in November 2010, an increase in the working capital facility balance of $36.1 million, and an increase in accounts payable and accrued liabilities of $20.4 million.  This increase in liabilities has been partly offset by a reduction in the IPI liability by $5.5 million arising from our buy back of certain of those interests during the latter half of 2010.

Analysis of Consolidated Financial Results Comparing Quarters and Six Months Ended June 30, 2011 and 2010

The net profit for the quarter ended June 30, 2011 was $23.5 million compared with a net profit of $7.8 million for the same quarter of 2010, an increase of $15.7 million.  This movement was mainly due to higher foreign exchange gains realized on the strengthening of the PGK against the USD from 0.3895 at the start of the quarter to ending the quarter at 0.4350, and the gains realized on FLEX LNG options received.  These increases were partly offset by a reduction in gross margin, mainly due to inventory write downs that were recognized at the end of the second quarter of 2011, and an increase in future income tax expense relating to the refinery due to the end of the tax holiday period.

The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the second quarter of 2011 of $34.5 million, while the development segments of Upstream and Midstream Liquefaction realized a net loss of $11.0 million, giving rise to an aggregate net profit of $23.5 million.

Total revenues increased by $78.5 million from $225.3 million in the quarter ended June 30, 2010 to $303.8 million in the second quarter of 2011.

The net profit for the six months ended June 30, 2011 was $24.2 million compared with a profit of $4.7 million for the same six month period of 2010, an increase in profit of $19.5 million.  This movement was mainly due to higher foreign exchange gains realized on the strengthening of the PGK against the USD from 0.3785 at the start of the six month period to 0.4350 as at June 30, 2011, an increase in gross margin achieved in the midstream refining segment on better yielding cargoes, increasing distillate production and inventory pricing gains, and the gain realized on FLEX LNG options received.  These increases were partly offset by the increase in future income tax expense relating to the refinery.

Management Discussion and Analysis INTEROIL CORPORATION 9

The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the six months ended June 30, 2011 of $55.8 million, while the development segments of Upstream and Midstream Liquefaction realized a net loss of $31.6 million, giving rise to an aggregate net profit of $24.2 million.

Total revenues increased by $143.2 million from $404.2 million in the six months ended June 30, 2010 to $547.4 million in the six months ended June 30, 2011.

Variance Analysis

A complete discussion of each of our business segment’s results can be found under the section ”Quarter and Six Month Period in Review”.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the consolidated results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$15.7	$19.5	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(4.1)	$16.5
Increase in gross margins for the six month period were mainly on account of increasing domestic volumes resulting from various development projects being undertaken in Papua New Guinea, better yielding crude cargoes increasing distillate production, impact of the increasing price environment leading to higher margins on inventories sold, revisions to the distribution and retail margins after completion of the ICCC review of pricing for the next five year period, and higher export premiums for our refining segment.  Decrease in gross margin compared to prior year quarter has been mainly due to the inventory write down of $6.7 million due to significant price decreases in June as a result of changes in international crude prices.

➢	$3.2	$(3.7)
Higher office and administration and other expenses for the six month period, mainly resulting from higher salaries, wages and share compensation expenses across the segments.  These expenses were also impacted to an extent by the significant strengthening of the PGK and AUD against the USD during the period.  The reduction in the current quarter is mainly due to higher recoveries of construction equipment costs from ongoing development projects based on better utilization.

➢	$(0.4)	$(7.8)
Higher exploration costs during the six month period for seismic activity on PPL 236 consisting of 70 kilometers, with 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads.  Phase 3 of the PPL 237 Bwata seismic acquisition program was also under way, which includes 4 lines with a total of 50 kilometers.  These seismic costs were expensed as incurred under the successful efforts method of accounting.

➢	$4.2	$4.2	Gain realized on the exercise of the option relating to FLEX LNG shares received as part of the framework agreement entered into with FLEX LNG and Samsung in April 2011.

Management Discussion and Analysis INTEROIL CORPORATION 10

➢	$18.3	$24.2
Increase as a result of foreign exchange movements mainly of PGK against the USD, and the impact of PGK exchange rates being charged by financial institutions on conversion of the PGK sales revenue into USD for repayment of our crude purchase working capital facility.  The rates fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.   The PGK strengthened against the USD from 0.3785 at the start of the six month period to 0.4350 as at June 30, 2011.  We are unable to undertake PGK currency hedging due to the relatively small size of the PGK foreign exchange market.  As part of our foreign exchange risk management strategy, we have started holding more PGK balances in PNG to partly mitigate the risk of a rising PGK affecting project development costs.

➢	$(0.6)	$(1.8)	Increase in depreciation expense mainly due to the depreciation of construction machinery which was acquired over the last year, and the depreciation of the ERP.

➢	$(1.8)	$(3.5)	Higher interest expense for the quarter and six month period, primarily due to interest on the 2.75% convertible senior notes issued on November 10, 2010.

➢	$(6.0)	$(12.5)	Increase in income tax expense due to the increase in profits for the quarter and six month period and the expiry on December 31, 2010 of the five year tax holiday provided to the refinery.

Analysis of Consolidated Cash Flows Comparing Quarters and Six Months Ended June 30, 2011 and 2010

As at June 30, 2011, we had cash, cash equivalents, and cash restricted of $205.0 million (June 2010 – $57.2 million), of which $36.5 million (June 2010 - $25.6 million) was restricted.  Of the total cash restricted, $29.9 million (June 2010 - $19.2 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, $6.2 million (June 2010 – $6.1 million) was restricted as a cash deposit on the OPIC secured loan and the balance was made up of cash deposit on office premises and term deposits on our PPL’s.  The cash held as a deposit for the OPIC secured loan relates to our half yearly instalment of $4.5 million and the related interest that will be payable with the next instalment on December 31, 2011.

Our cash outflows from operations for the quarter ended June 30, 2011 were $53.4 million compared with outflows of $29.6 million for the quarter ended June 30, 2010 (an increase in net cash outflows of $23.8 million).  This increase in cash outflows is mainly due to a $49.2 million increase in working capital requirements associated with trade receivables, inventories and accounts payable on account of increasing crude price environment and timing of crude and export shipments.  These outflows have been offset by the cash inflows generated by the operations prior to changes in operating working capital of $25.4 million due to increase in net profit from operations less any non-cash expenses for the quarter.  Our cash outflows from operations for the six months ended June 30, 2011 were $31.6 million compared with outflows of $25.5 million for the six months ended June 30, 2010, an increase in net cash outflows of $6.1 million.  This increase in cash outflows is mainly due to a $53.5 million increase in working capital requirements associated with trade receivables, inventories and accounts payables.  It was offset partly by a $47.5 million change in cash generated by operations prior to changes in operating working capital, mainly due to increase in net profit from operations less any non-cash expenses for the six month period.

Cash outflows for investing activities for the quarter ended June 30, 2011 were $46.5 million compared with $15.0 million for the quarter ended June 30, 2010.  These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $28.9 million, expenditure on plant and equipment of $8.7 million mainly relating to upgrade projects across various fuel terminals, and costs in relation to the ERP implementation, acquisition of FLEX LNG shares net of transaction costs of $7.5 million, and a $7.0 million decrease in accounts payable and accruals of development segments relating to the timing of payments which are classified as investing activities.  These outflows were partly offset by a decrease of $5.6 million in the restricted cash balance requirement under the BNP Paribas working capital facility.  Cash outflows for investing activities for the six months ended June 30, 2011 were $83.2 million compared with $29.8 million for the six months ended June 30, 2010.  These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $63.4 million, expenditure on plant and equipment of $13.2 million, acquisition of FLEX LNG shares net of transaction costs of $7.5 million and a $9.8 million decrease in accounts payable and accruals of development segments relating to the timing of payments which are classified as investing activities.  These outflows were partly offset by a decrease of $10.7 million in the restricted cash balance under the BNP Paribas working capital facility.

Management Discussion and Analysis INTEROIL CORPORATION 11

Cash inflows from financing activities for the quarter ended June 30, 2011 amounted to $36.0 million, compared with a $35.0 million inflow for the quarter ended June 30, 2010.  For the six month period ending June 30, 2011 cash inflows amounted to $49.6 million compared with $40.6 million for the six months ended June 30, 2010.  These cash inflows include receipts of cash contributions from Mitsui for the CS Project, receipts of cash from the exercise of stock options, as well as the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and the use of working capital.  These inflows have been offset partly by the half yearly repayment of the OPIC secured loan.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended June 30, 2011 by business segment, and on a consolidated basis.  Our IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS but the 2009 comparative information has not been restated and was prepared in accordance with the previous GAAP.

Quarters ended	2011		2010				2009
($ thousands except per share data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	4,638	668	245	714	1,349	998	1,027	1,011
Midstream – Refining	262,111	217,743	158,092	173,379	194,016	152,093	173,438	141,295
Midstream – Liquefaction	-	-	-	-	-	-	-	1
Downstream	191,431	157,709	143,364	133,508	119,300	109,687	118,270	107,712
Corporate	26,548	18,659	15,213	18,295	11,321	12,093	10,539	10,087
Consolidation entries	(180,944)	(151,124)	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)
Total revenues	303,784	243,655	194,369	208,459	225,349	178,819	209,303	173,597
Upstream	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)
Midstream – Refining	27,967	26,632	13,780	15,785	16,962	4,402	8,492	8,199
Midstream – Liquefaction	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)
Downstream	5,777	8,744	4,709	1,674	7,060	4,492	4,391	6,542
Corporate	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980
Consolidation entries	(5,269)	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)
EBITDA (1)	38,973	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)
Upstream	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)
Midstream – Refining	17,314	14,894	8,531	11,998	12,056	(74)	18,070	3,762
Midstream – Liquefaction	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,591)	(2,481)
Downstream	2,306	4,491	2,642	(325)	3,719	671	2,371	3,440
Corporate	11,275	3,463	3,381	(5,398)	1,796	3,544	3,036	1,602
Consolidation entries	3,657	(1,596)	(403)	908	(1,435)	(193)	1,047	(237)
Net profit/(loss)	23,540	699	(35,808)	(14,372)	7,833	(3,145)	19,307	(25,306)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.49	0.01	(0.78)	(0.33)	0.18	(0.07)	0.45	(0.60)
Per Share – Diluted	0.48	0.01	(0.78)	(0.33)	0.17	(0.07)	0.43	(0.60)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 12

QUARTER AND SIX MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and six months ended June 30, 2011 for each of our business segments.

UPSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Upstream – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
Other non-allocated revenue	4,638	1,349	5,306	2,347
Total revenue	4,638	1,349	5,306	2,347
Office and administration and other expenses	(825)	(2,366)	(5,242)	(4,819)
Exploration costs	(2,733)	(2,308)	(10,068)	(2,313)
Foreign exchange loss	(487)	(172)	(360)	(676)
EBITDA (1)	593	(3,497)	(10,364)	(5,461)
Depreciation and amortization	(154)	(79)	(794)	(217)
Interest expense	(7,142)	(4,367)	(13,494)	(8,446)
Loss before income taxes	(6,703)	(7,943)	(24,652)	(14,124)
Income tax expense	-	-	-	-
Net loss	(6,703)	(7,943)	(24,652)	(14,124)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing Quarter and Six Months Ended June 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the difference in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$1.2	$(10.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$3.3	$3.0
Increase in other revenue driven by higher recovery of construction related expenses based on better utilization of equipment during the period. Recoveries in relation to our percentage interest of the development projects are offset against the relevant expenses, while the recoveries of the portion relating to external party interests in the development projects are classified under other revenue.

➢	$(0.4)	$(7.8)
Higher exploration costs for seismic activity on PPL 236 consisting of 70 kilometers, with 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads.  Phase 3 of the PPL 237 Bwata seismic acquisition program was also underway, which includes 4 lines with a total of 50 kilometers.  These seismic costs were expensed as incurred under the successful efforts method of accounting.

➢	$1.5	$(0.4)	The reduction in office and administration expenses in the current quarter is mainly due to higher recoveries of construction equipment from ongoing projects on better utilization.

➢	$(2.8)	$(5.0)	Higher interest expense due to an increase in inter-company loan balances provided to fund exploration and development activities.

Management Discussion and Analysis INTEROIL CORPORATION 13

MIDSTREAM - REFINING – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
External sales	107,195	104,674	192,307	172,748
Inter-segment revenue	154,743	89,327	287,341	173,239
Interest and other revenue	173	15	206	122
Total segment revenue	262,111	194,016	479,854	346,109
Cost of sales and operating expenses	(243,982)	(170,756)	(434,167)	(312,168)
Office and administration and other expenses	(4,857)	(2,468)	(8,686)	(5,552)
Derivative (loss)/gain	(588)	483	(416)	(463)
Foreign exchange gain/(loss)	15,283	(4,314)	18,014	(6,562)
EBITDA (1)	27,967	16,961	54,599	21,364
Depreciation and amortization	(2,765)	(2,888)	(5,530)	(5,460)
Interest expense	(2,211)	(1,651)	(3,886)	(3,383)
Profit before income taxes	22,991	12,422	45,183	12,521
Income tax expense	(5,677)	(366)	(12,975)	(539)
Net profit	17,314	12,056	32,208	11,982

Gross Margin (2)	17,956	23,245	45,481	33,819

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Midstream - Refining Operating Review

Key Refining Metrics	Quarter ended June 30,		Six Months ended June 30,
	2011	2010	2011	2010
Throughput (barrels per day)(1)	23,496	23,120	25,540	24,557
Capacity utilization (based on 36,500 barrels per day operating capacity)	51%	63%	55%	58%
Cost of production per barrel(2)	$6.23	$3.60	$5.13	$2.77
Working capital financing cost per barrel of production(2)	$0.75	$0.42	$0.70	$0.43
Distillates as percentage of production	54%	47%	55%	50%

(1)	Throughput per day has been calculated excluding shut down days. During the quarters ended June 30, 2011 and 2010, the refinery was shut down for 20 days and 2 days, respectively.

(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of finished product that we imported during the quarter.  The variance in the cost of production per barrel for the quarter ended June 30, 2011 as compared to quarter ended June 30, 2010 is due to a change in the way internal costs are charged to segments so that costs are charged to the segment that generates the cost.  There have also been other factors during the six month period of 2011 which includes the depreciation of the USD against the PGK and AUD, the currencies in which we incur our operating expenditure and a general inflationary increase.

Management Discussion and Analysis INTEROIL CORPORATION 14

Analysis of Midstream - Refining Financial Results Comparing the Quarter and Six Months Ended June 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$5.3	$20.2	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(5.3)	$11.7
Increase in gross margin for the six month period mainly due to the following contributing factors:
+ Increases in crude and product flat pricing contributing to increased inventory gains for all products
+  Better crude mix resulting in increased distillate yield percentage
+  Slightly Improved distillate crack spreads
+  Increased naphtha premium
-   Decreased export crack spreads
The decrease in gross margin for the quarter is mainly due to the refined products write down of $4.7 million due to significant price decreases in June 2011 as a result of changes in international crude prices.

➢	$19.6	$24.6
Increase in foreign exchange gain due to movements of PGK against the USD, and PGK rates being charged by financial institutions on conversion of the PGK sales revenue into USD for repayment of our midstream working capital facility. The exchange rates fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.   The PGK strengthened against the USD from 0.3785 at the start of the six month period to 0.4350 as at June 30, 2011.

➢	$(2.4)	$(3.1)	Increase in office and administration costs was driven by higher salaries, wages and share compensation expenses, which were also impacted by the strengthening of PGK against USD.

➢	$(1.1)	-	Movement in gains/(losses) from derivative contracts that were not accounted for as hedge accounted contracts.

➢	$(5.3)	$(12.4)	Increase in income tax expense due to the increase in profits for the quarter and six month period and the expiry on December 31, 2010 of the five year tax holiday provided to the refinery.

Management Discussion and Analysis INTEROIL CORPORATION 15

MIDSTREAM - LIQUEFACTION – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
Interest and other revenue	-	-	-	-
Total segment revenue	-	-	-	-
Office and administration and other expenses	(4,035)	(48)	(6,393)	(579)
Foreign exchange gain/(loss)	-	45	(16)	13
EBITDA (1)	(4,035)	(3)	(6,409)	(566)
Depreciation and amortization	(6)	(6)	(13)	(12)
Interest expense	(268)	(351)	(491)	(692)
Loss before income taxes	(4,309)	(360)	(6,913)	(1,270)
Income tax benefit/(expense)	-	-	-	-
Net loss	(4,309)	(360)	(6,913)	(1,270)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Midstream - Liquefaction Financial Results Comparing the Quarters and Six Months Ended June 30, 2011 and 2010

This segment results include the proportionate consolidation of our interest in the joint venture development of the proposed Gulf LNG Project.  The development is being progressed in joint venture with Pac LNG through PNG LNG Inc.  We currently have an economic interest of 86.66% in this joint venture entity.

All costs incurred, subsequent to the execution of the shareholders’ agreement governing the development of the Gulf LNG Project on July 31, 2007, and through the pre-acquisition and feasibility stage were expensed as incurred, unless they were directly identified with the property, plant and equipment of the Gulf LNG Project.  Since the execution of the LNG Project Agreement by a subsidiary of PNG LNG with the State of Papua New Guinea in December 2009, all project-related direct costs have been capitalized, other than overheads and other costs that are incurred in the normal course of running the business, which are expensed.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six month Variance ($ millions)

	$(3.9)	$(5.6)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(4.0)	$(5.8)
Increase in office, administration and other expenses for the quarter and six month period due to higher management expenses and share compensation costs related to the Gulf LNG Project development which are not capitalized.  The increases are in line with the increased activities undertaken to negotiate long term LNG offtake agreements, pre-feed work being undertaken for the proposed land based modular LNG and fixed-floating LNG projects, and also further the discussions with the government to achieve approvals on the Gulf LNG Project.

Management Discussion and Analysis INTEROIL CORPORATION 16

DOWNSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
External sales	191,056	119,094	348,395	228,470
Inter-segment revenue	107	-	139	60
Interest and other revenue	268	206	606	457
Total segment revenue	191,431	119,300	349,140	228,987
Cost of sales and operating expenses	(182,381)	(108,534)	(325,588)	(209,409)
Office and administration and other expenses	(1,117)	(3,294)	(6,613)	(7,315)
Foreign exchange loss	(2,156)	(412)	(2,417)	(710)
EBITDA (1)	5,777	7,060	14,522	11,553
Depreciation and amortization	(906)	(651)	(1,710)	(1,311)
Interest expense	(1,116)	(1,167)	(1,943)	(1,967)
Profit before income taxes	3,755	5,242	10,869	8,275
Income tax expense	(1,449)	(1,523)	(4,071)	(3,885)
Net profit	2,306	3,719	6,798	4,390

Gross Margin (2)	8,782	10,560	22,946	19,121

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “external sales” and “inter-segment revenue” less “cost of sales and operating expenses” and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Downstream Operating Review
Key Downstream Metrics	Quarter ended June 30,		Six Months ended June 30,
	2011	2010	2011	2010
Sales volumes (millions of liters)	163.2	145.6	327.8	289.6
Average sales price per liter (PGK)	2.82	2.27	2.65	2.17

Analysis of Downstream Financial Results Comparing the Quarters And Six Months Ended June 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$(1.4)	$2.4	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(1.8)	$3.8
Gross margins increased compared to the prior year mainly due to an increase in volumes and revisions to the distribution and retail margins after completion of the ICCC review of pricing for the next five year period.  The quarterly gross margin decreased mainly on account of the refined products write down of $2.0 million due to price decreases in June 2011.

➢	$2.2	$0.7	Reduction in office and administration and other expenses mainly relating to lower recharges from Corporate, a reduction in repairs and maintenance costs and lower provision for doubtful debts.

➢	$(1.7)	$(1.7)	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

Management Discussion and Analysis INTEROIL CORPORATION 17

CORPORATE – QUARTER AND SIX MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
External sales	283	-	283	-
Inter-segment revenue	17,200	5,394	28,121	11,789
Interest revenue	9,065	5,927	16,826	11,625
Other non-allocated revenue	-	-	(23)	-
Total revenue	26,548	11,321	45,207	23,414
Cost of sales and operating expenses	(2,753)	-	(3,407)	-
Office and administration and other expenses	(14,385)	(8,822)	(27,408)	(16,517)
Derivative loss	-	(218)	-	(218)
Foreign exchange gain/(loss)	316	(530)	558	(527)
Gain on Flex LNG options received	4,214	-	4,214	-
EBITDA (1)	13,940	1,751	19,164	6,152
Depreciation and amortization	(395)	(32)	(830)	(73)
Interest expense	(1,641)	(20)	(3,037)	(40)
Profit before income taxes	11,904	1,699	15,297	6,039
Income tax (expense)/benefit	(629)	97	(559)	(700)
Net profit	11,275	1,796	14,738	5,339

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Corporate Financial Results Comparing the Quarters and Six Months Ended June 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$9.5	$9.4	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.5	$2.2	Reduced interest expenses (net of recharged intercompany interest revenue from other segments) due to higher interest charges to other business segments on increased loan balances.

➢	$3.8	$2.3
Decrease in net cost of sales and office and administration and other expenses after recharges charged to other segments (included in inter-segment revenue). Higher office and administration and other expenses, mainly resulting from higher salaries, wages and share compensation expenses which were impacted by a strengthening of the AUD against the USD compared with the prior periods and the inclusion of our new shipping business in this stream.

➢	$4.2	$4.2	Gain in the quarter ending June 30, 2011 relating to the exercise of the option to purchase FLEX LNG shares.

Management Discussion and Analysis INTEROIL CORPORATION 18

CONSOLIDATION ADJUSTMENTS – QUARTER AND SIX MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
Inter-segment revenue (1)	(172,050)	(94,721)	(315,601)	(185,087)
Interest revenue (5)	(8,894)	(5,916)	(16,468)	(11,602)
Total revenue	(180,944)	(100,637)	(332,069)	(196,689)
Cost of sales and operating expenses (1)	158,855	87,858	289,877	171,546
Office and administration and other expenses (2)	16,820	5,395	27,718	11,848
EBITDA (3)	(5,269)	(7,384)	(14,474)	(13,295)
Depreciation and amortization (4)	32	32	65	64
Interest expense (5)	8,894	5,917	16,468	11,603
Profit/(loss) before income taxes	3,657	(1,435)	2,059	(1,628)
Income tax expense	-	-	-	-
Net profit/(loss)	3,657	(1,435)	2,059	(1,628)

Gross Margin (6)	(13,195)	(6,863)	(25,724)	(13,541)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.

(6)
Gross Margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments.  This measure is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Consolidation Adjustments Comparing the Quarters and Six Months Ended June 30, 2011 and 2010

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$5.1	$3.7	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$5.1	$3.7
Increase in net income due to changes in intra-group profit eliminated on consolidation between Midstream Refining and Downstream segments in the prior periods relating to the Midstream Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

Management Discussion and Analysis INTEROIL CORPORATION 19

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2011.

Organization	Facility		Balance outstanding June 30, 2011		Effective interest rate		Maturity date
OPIC secured loan	$40,000,000		$40,000,000		6.88%		December 2015
BNP Paribas working capital facility	$220,000,000	(2)	$74,947,241	(1)	3.32%		January 2012
Westpac PGK working capital facility	$34,800,000		$18,771,599		9.50%		October 2011
BSP PGK working capital facility	$21,750,000		$0		9.20%		October 2011
2.75% convertible notes	$70,000,000		$70,000,000		7.91	%(4)	November 2015
Mitsui unsecured loan (3)	$10,117,242		$10,117,242		6.20%		See detail below

(1)	Excludes letters of credit totaling $74.6 million, which reduce the available balance of the facility to $70.5 million at June 30, 2011.
(2)	The facility was increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million.
(3)	Facility is to fund our share of the CS Project costs as they are incurred pursuant to the JVOA.
(4)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

OPIC Secured Loan (Midstream - Refinery)

In 2001, one of our subsidiaries entered into a loan agreement with OPIC for provision of an $85.0 million project financing facility for the development of our refinery in PNG.  On June 21, 2011, OPIC signed agreements agreeing to release all of the sponsor support collateral and requirements for the loan granted in 2001 in recognition of our financial and operational maturity.  The loan is primarily secured by the assets of the refinery.  The balance outstanding under the loan as at June 30, 2011 was $40.0 million.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note that was issued and is outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.  At June 30, 2011, $6.2 million is being held on deposit to secure our December 31, 2011 principal and interest payments on the secured loan.

BNP Paribas Working Capital Facility (Midstream - Refinery)

This working capital facility is used to finance purchases of crude feedstock for our refinery.  In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2 which are renewable annually and have been renewed until January 31, 2012.  Facility 1 has a limit of $160.0 million and finances the purchases of crude and hydrocarbon products through the issuance of documentary letters of credit and standby letters of credit, short term advances, advances on merchandise, freight loans, and has a sublimit of Euro 18.0 million or the USD equivalent for hedging transactions.  Facility 2 allows borrowings of up to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

As of June 30, 2011, $70.5 million remained available for use under the facility.  The facility bears interest at LIBOR plus 3.5% on short term advances.  The weighted average interest rate under the working capital facility was 3.32% for six months ended June 30, 2011 (compared with 2.61% for the same period of 2010), after including the reduction in interest due to the deposit amounts (restricted cash) maintained as security.

Management Discussion and Analysis INTEROIL CORPORATION 20

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $65.3 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The facility limit as at June 30, 2011 was PGK 130.0 million (approximately $56.6 million).

The Westpac facility limit is PGK 80.0 million (approximately $34.8 million) and the BSP facility limit was initially PGK 70.0 million (approximately $30.5 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and was renewed in October 2010 at a limit of PGK 50.0 million (approximately $21.8 million).  As at June 30, 2011, PGK 43.2 million (approximately $18.8 million) of this combined facility had been utilized.  The weighted average interest rate under the Westpac facility was 9.50% for the quarter and six months to June 30, 2011 while the weighted average interest rate under the BSP facility was 9.20%.

2.75% Convertible Notes (Corporate)

On November 10, 2010, we completed the issue of $70.0 million unsecured 2.75% convertible notes with a maturity of five years.  The convertible notes rank junior to any secured indebtedness and to all existing and future liabilities of our subsidiaries, including the BNP Paribas working capital facility, the OPIC secured loan facility, the Mitsui preliminary financing agreement, trade payables and lease obligations.

We pay interest semi-annually on May 15 and November 15.  The notes are convertible into cash or common shares, based on an initial conversion rate of 10.4575 common shares per $1,000 principal amount, which represents an initial conversion price of approximately $95.625 per common share.  The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common shares, such as stock splits, reverse stock splits, stock dividends and pay dividends, that affect all of the holders of our common shares equally and that could have a dilutive effect on the value of the conversion rights of the holders of the notes or that confer a benefit upon our current shareholders not otherwise available to the convertible notes.  Upon conversion, holders will receive cash, common shares or a combination thereof, at our option. The convertible notes are redeemable at our option if our share price has been at least 125% ($119.53 per share) of the conversion price for at least 15 trading days during any 20 consecutive trading day period.  Upon a fundamental change, which would include a change of control, holders may require us to repurchase their convertible notes for cash at a purchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Mitsui Unsecured Loan (Upstream)

On April 15, 2010, we entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project.  On August 4, 2010, the JVOA for the condensate stripping facilities was entered into.  Mitsui and InterOil are to hold equal shares in the joint venture.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.

The portion of funding that relates to Mitsui’s share of the CS Project as at June 30, 2011, amounting to approximately $11.1 million, is held in current liabilities as the agreement requires refund of all funds advanced by Mitsui under the preliminary financing agreement if a positive FID is not reached.  The portion of funding that relates to our share of the CS Project (amounting to $10.1 million), funded by Mitsui, is classed as an unsecured loan and interest is accrued daily based on LIBOR plus a margin of 6%.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major long term deterioration in refining or wholesale and retail margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  Also, our exploration and development activities require funding beyond our operational cash flows and the cash balances we currently hold.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Management Discussion and Analysis INTEROIL CORPORATION 21

Other Sources of Capital

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs is funded from contributions made by IPI investors, capital raising activities, operational cash flows and asset sales.

Cash calls are made to IPI investors and Pac LNG (for its 2.5% direct interest acquired during 2009) for their share of amounts spent on appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

In addition to the loan provided by Mitsui, as noted under summary of debt facilities section above, as at June 30, 2011, $11.1 million has been received from Mitsui for their proportion of cash calls and sunk costs in relation to the CS Project.

Summary of Cash Flows

	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
Net cash inflows/(outflows) from:
Operations	(53,433)	(29,583)	(31,560)	(25,543)
Investing	(46,451)	(14,963)	(83,220)	(29,844)
Financing	35,955	34,983	49,642	40,602
Net cash movement	(63,929)	(9,563)	(65,138)	(14,785)
Opening cash	232,368	41,228	233,577	46,450
Closing cash	168,439	31,665	168,439	31,665

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarter and Six Months Ended June 30, 2011 and 2010

The following table outlines the key variances in the cash flows from operating activities between quarters and six months ended June 30, 2011 and 2010:

	Quarterly variance ($ millions)	Six Month variance ($ millions)

	$(23.8)	$(6.0)	Variance for the comparative periods primarily due to:

➢	$25.4	$47.5
Increase in cash generated by operations prior to changes in operating working capital mainly due to increase in net profit, offset by non cash items mainly relating to movements in the future income tax asset and inventory revaluations.

➢	$(49.2)	$(53.5)
Increase in cash used by operations relating to changes in operating working capital, due primarily to a $24.2 million increase in inventories for the quarter ($57.8 million for the six month period) due to timing of crude and export shipments and $28.7 million increase in trade receivables for the quarter to June 30, 2011.

Management Discussion and Analysis INTEROIL CORPORATION 22

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Six Months Ended June 30, 2011 and 2010

The following table outlines the key variances in the cash flows from investing activities between quarters and six months ended June 30, 2011 and 2010:

	Quarterly variance ($ millions)	Six month variance ($ millions)

	$(31.5)	$(53.4)	Variance for the comparative periods primarily due to:

➢	$3.2	$(1.9)
Higher cash outflows for the six months to June 30, 2011 on exploration expenditures compared to the prior year.  The higher outflows related primarily to the seismic program on PPL 236 and progressing the CS Project.

➢	$(1.0)	$(15.2)	Lower cash calls and related inflows from IPI investors due to activity being focused on seismic activities rather than drilling activities.

➢	$(6.3)	$(7.8)
Higher expenditure on acquisition of plant and equipment.  The expenditure for the quarter ended June 30, 2011 was mainly associated with refurbishment of retail sites, tank upgrades, camp and office refurbishments within the Midstream Refining segment, capitalized Gulf LNG Project costs and ERP implementation for Downstream.

➢	-	$(13.9)	Receipt in 2010 of the final installment of $13.9 million relating to the sale of a 2.5% direct working interest in the Elk and Antelope fields to Pac LNG in September 2009.

➢	$(7.5)	$(7.5)	Acquisition of FLEX LNG shares net of transaction costs in the current quarter.

➢	$(3.4)	$7.0	Higher cash inflows for the six months ending June 30, 2011 due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility.

➢	$(16.5)	$(14.2)
Increase in cash used in our Upstream segment for working capital requirements.  This working capital relates to movements in accounts payable and accruals in our Upstream and Midstream Liquefaction operations.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Six months Ended June 30, 2011 and 2010

Following table outlines the key variances in the cash flows from financing activities between quarters and six months ended June 30, 2011 and 2010:

	Quarterly variance ($ millions)	Six Month variance ($ millions)

	$1.0	$9.0	Variance for the comparative periods primarily due to:

➢	$3.1	$9.5	Higher utilization of the BNP Paribas working capital facility consistent with the higher inventory holding balances and product prices at June 30, 2011.

➢	$(0.9)	$(0.9)	Proceeds received from Pac LNG during the prior year quarter for its share of costs incurred by PNG LNG and its subsidiaries.

➢ .	$1.2	$6.1	Funding from Mitsui relating to the CS Project.

Management Discussion and Analysis INTEROIL CORPORATION 23

➢	$(2.0)	$(3.0)	Proceeds received from Petromin in the prior period for contributions towards cash calls made with respect to development activities for the Elk and Antelope fields.

➢	$(0.5)	$(2.6)	Reduction in proceeds from issuance of shares due to a lower number of employee stock options being exercised during the current year periods compared with the prior year.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended June 30, 2011 were $28.9 million compared with $32.1 million during the quarter ended June 30, 2010.  Total expenditures for the six month period to June 30, 2011 were $63.4 million compared with $61.5 million during the same period of 2010.

The following table outlines the key expenditures in the quarter and six months ended June 30, 2011:

	Quarterly ($ millions)	Six Months ($ millions)

	$28.9	$63.4	Expenditures in the quarter and six months ended June 30, 2011 primarily due to:

➢	$0.9	$9.1
Completion costs on the Antelope-2 well mainly relating to an allocation of repairs of our drilling rig necessitated by corrosion caused by the use of drilling mud used to complete the well and conduct the side tracks.

➢	$0.1	$0.2	Conducting a development seismic program on the Antelope structure.

➢	$3.1	$4.4	Conducting seismic activity and evaluation in relation to the Bwata/Triceratops field and the Wolverine prospect.

➢	$(0.5)	$5.5	Conducting seismic activity in relation to PPL 236.

➢	$5.5	$13.6	Costs for early works in respect of the CS Project.

➢	$7.5	$7.6	Costs for the yet to be drilled Triceratops 2 well in the Bwata/Triceratops field relating to pre-spud, drill and standby costs.

➢	$12.3	$23.0	Other expenditures, including heavy equipment purchases, the construction of a road from our Antelope field to our river-based logistics hub and capital works at that hub.

IPI investors and Pac LNG (2.5% direct interest in Elk and Antelope fields) are presently required to fund 24.3886% of the Elk and Antelope extended well program costs to maintain their interest in those fields.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for these interests.

Petromin has agreed to fund 20.5% of ongoing costs for developing the fields.  There have been no further contributions from Petromin during the six months ended June 30, 2011 and therefore the total advance payment received remains at $15.4 million.  All funds received are being treated as a deposit until a PDL is granted.

The preliminary financing agreement entered into with Mitsui provides for funding by Mitsui of all the costs relating to the CS Project. 50% of the funding is for Mitsui’s share of the CS Project and the other 50% is funding by Mitsui of our share of the CS Project.  Mitsui has contributed $4.5 million during the quarter ended June 30, 2011 ($9.3 million for the six month period) for both Mitsui’s and our share of the project.  In the event that a positive FID is not reached or made, we will be required to refund all of Mitsui’s contributions (i.e. for our share and Mitsui’s) within a specified period.

Management Discussion and Analysis INTEROIL CORPORATION 24

Midstream Capital Expenditures

Capital expenditures totaled $2.0 million in our Midstream Refining segment for the six months ended June 30, 2011, mainly associated with camp and office building works, motor vehicles and heavy pumper tanker purchases.

Following the signing of the LNG Project Agreement with the State in December 2009, $0.8 million of costs incurred during the six months in relation to the Midstream - Liquefaction segment have been capitalized.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $3.4 million for the six months ended June 30, 2011.  These expenditures mainly related to a number of upgrade projects across various terminals and depots, and office refurbishments.

Corporate Capital Expenditures

Capital expenditures for the Corporate segment totaled $1.4 million for the six months ended June 30, 2011.  These expenditures mainly related to project costs in relation to the ERP implementation for the Downstream business and costs associated with relocation of the office in Cairns, Australia.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given recent market volatility.

The majority of our “net cash from operating activities” adjusted for “proceeds from/(repayments of) working capital facilities” are used in our appraisal and development programs for the Elk and Antelope fields in PNG.  Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Upstream

We are required under our $125.0 million IPI Agreement of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at June 30, 2011, we are committed under the terms of our exploration licenses or PPL’s to spend a further $78.1 million up to 2014.  Of this $78.1 million commitment, as at June 30, 2011, management estimates that satisfying these license commitments would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.

In addition, the terms of grant of PRL 15 require us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

We do not have sufficient funds to complete planned exploration and development and we will need to raise additional funds in order for us to complete the programs and meet our exploration commitments.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given recent market volatility.

We will also be required to obtain substantial amounts of financing for the development of the Elk and Antelope fields, condensate stripping and associated facilities, liquefaction and associated facilities, pipelines and export terminal facilities, and it would take a number of years to complete these projects.  In the event that the commercial viability of these projects is established, we plan to use a combination of debt, equity and/or the partial sale of capitalized properties to raise adequate capital.

Management Discussion and Analysis INTEROIL CORPORATION 25

The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream Refining segment in 2011.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a long term deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Midstream - Liquefaction

On September 28, 2010, we and Liquid Niugini Gas Ltd. (a wholly owned subsidiary of PNG LNG) signed a heads of agreement with EWC to construct a three million tonne per annum land based LNG facility in the Gulf Province of Papua New Guinea.  Following this agreement, on February 2, 2011, the parties signed certain conditional framework agreements defining certain parameters for the aforementioned development, construction, financing and the operation of the planned land-based modular LNG facilities.  These facilities are intended to be developed in phases and further definitive agreements are contemplated.

The LNG facilities are intended to be developed in two phases, two mtpa followed by a one mtpa expansion.  In return for its commitment to fully fund the construction of the LNG facilities, EWC is to be entitled to a fee of 14.5% of the proceeds from LNG revenue, less agreed deductions, and subject to adjustments based on timing and execution.

On April 11, 2011, we and Pac LNG executed a conditional framework agreement with FLEX LNG related to the construction and operation of a two mtpa floating LNG processing vessel.   Under the framework agreement, an equity purchase option was issued to us and Pac LNG to acquire up to 11,315,080 common shares in FLEX LNG at an average strike price of 4.5909 Norwegian Kroner.  On May 16, 2011, we exercised this option with our acquisition of 8,938,913 common shares of FLEX LNG at a net cash cost of $7,461,407.  Based on guidance under IAS 39, we recognized the financial asset, the FLEX LNG options, on April 11, 2011, the date of grant of those options to us.  Considering the various classification options available and managements intention to hold the options/shares after exercising for the medium term, the financial asset was classified as ‘available-for-sale’ at initial recognition.

The project is intended to integrate with and augment proposed infrastructure to LNG from the onshore Elk and Antelope fields in the Gulf Province of Papua New Guinea pursuant to arrangements with EWC and Mitsui.

Completion of any LNG project will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the Elk and Antelope fields and the Gulf LNG Project, if the project is completed, we would be required to fund our share of certain common facilities of the development.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2011.

Management Discussion and Analysis INTEROIL CORPORATION 26

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter and six months ended June 30, 2011 and the notes thereto:

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Petroleum prospecting and retention licenses (a)	151,050	28,300	28,750	34,900	24,750	34,350	0
Secured and unsecured loans (b)	57,193	21,740	11,041	10,448	9,807	4,158	0
Convertible notes obligations	78,502	1,925	1,925	1,925	1,925	70,802	0
Indirect participation interest - PNGDV	1,384	540	844	0	0	0	0
Total	288,129	52,505	42,560	47,273	36,482	109,310	0

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  We are committed to spend a further $78.1 million as a condition of renewal of our petroleum prospecting licenses up to 2014.  Of this $78.1 million commitment, as at June 30, 2011, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.  In addition, the terms of grant of PRL15, requires us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b)	The effective interest rate on this loan for the six months ended June 30, 2011 was 6.88%.

Off Balance Sheet Arrangements

Neither during the six months ended, nor as at June 30, 2011, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $75,000 during the six months ended June 30, 2011 (June 2010 - $75,000).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil LDC, in compliance with OPIC loan requirements.

Breckland Limited, a company controlled by Mr. Roger Grundy, one of our directors, previously provided technical and advisory services to us on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the six months ended June 30, 2011 amounted to $nil (June 2010 - $22,550).

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized (none of which are outstanding).  As of June 30, 2011, we had 47,990,131 common shares (50,796,117 common shares on a fully diluted basis) and no preferred shares outstanding.  The potential dilutive instruments outstanding as at June 30, 2011 included employee stock options and restricted stock in respect of 1,728,481 common shares, IPI conversion rights to 340,480 common shares, 732,025 common shares relating to the $70 million principal amount 2.75% convertible senior notes due November 15, 2015 and 5,000 common shares which may be issued to Petroleum Independent and Exploration Corporation in exchange for the 5,000 shares it holds in our subsidiary, S.P. InterOil LDC.

Management Discussion and Analysis INTEROIL CORPORATION 27

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instruments which we generally use are the over-the-counter (“OTC”) swaps.  The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (“IPE”) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  By using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At June 30, 2011, we had a net receivable of $4,500 (June 2010 – receivable of $483,000) relating to commodity hedge contracts for which hedge accounting was not applied.

A loss of $0.4 million was recognized on the non-hedge accounted derivative contracts for the six months ended June 30, 2011 (June 2010 – $0.4 million loss).

In addition to the commodity derivative contracts, we have also entered into foreign exchange derivative contracts to manage our foreign exchange risk in relation to Australian Dollars (“AUD”).  As at June 30, 2011, we had no amount payable (June 2010 - $136,304 payable) relating to our foreign currency derivatives.  No gain or loss has been recognized on foreign exchange derivative contracts for the six months ended June 30, 2011 (June 2010 - $0.2 million loss).

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2010 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 28

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes.  For a discussion of those accounting policies, please refer to Note 2 of the notes to our Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2011, available at www.sedar.com which summarizes our significant accounting policies.

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at June 30, 2011

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2011 and have not been early adopted:

IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013):  This addresses the classification and measurement of financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  We have not decided to early adopt IFRS 9.

IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013):  This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. We are yet to assess IFRS 10’s full impact.

IFRS 11 'Joint Arrangements' (effective from January 1, 2013):  This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. We are yet to assess IFRS 11’s full impact.

IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013):  This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We are yet to assess IFRS 12’s full impact.

IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013):  This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. We are yet to assess IFRS 13’s full impact.

IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013):  This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.  We are yet to assess IAS 27’s full impact.

IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013):  This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.  We are yet to assess IAS 28’s full impact.

IAS 1 ‘Presentation of financial statements’ (amendment):  The IASB has issued an amendment to IAS 1, which changes the disclosure of items presented in other comprehensive income (OCI) in the statement of comprehensive income. The IASB originally proposed that all entities should present profit or loss and OCI together in a single statement of comprehensive income. The proposal has been withdrawn and IAS 1 will still permit profit or loss and OCI to be presented in either a single statement or in two consecutive statements. The amendment was developed jointly with the FASB, which has removed the option in US GAAP to present OCI in the statement of changes in equity. The amendment is effective for annual periods starting on or after July 1, 2012, subject to EU endorsement.  This amendment will not have any material impact on our financial statements.
Management Discussion and Analysis INTEROIL CORPORATION 29

Changeover to International Financial Reporting Standards (“IFRS”)

The AcSB has adopted IFRS as issued by IASB as Canadian GAAP, effective January 1, 2011 with a transition date of January 1, 2010.  We have adopted IFRS and are now reporting under IFRS for the quarter and six months ended June 30, 2011 with comparative IFRS numbers for 2010.

(i) Application of IFRS 1:

Our financial statements for the year ended December 31, 2011, will be the first annual financial statements that comply with IFRS.  We have applied IFRS 1 in preparing the consolidated interim financial statements for the quarter and six months ended June 30, 2011.

Our transition date to IFRS is January 1, 2010 and we have prepared our opening IFRS balance sheet at that date.  In preparing the consolidated interim financial statements for the quarter and six months ended June 30, 2011 in accordance with IFRS 1, we have applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

(ii) Exemptions from full retrospective application – elected by the Company

We have elected to apply the following optional exemptions from full retrospective application.

-
Business combinations exemption: A first-time adopter may elect not to apply IFRS 3 - ‘Business Combinations’ (as revised in 2008) retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRSs).  However, if a first-time adopter restates any business combination to comply with IFRS 3 (as revised in 2008), it shall restate all later business combinations and shall also apply IAS 27 (as amended in 2008) from that same date.  We have made the election not to apply IFRS 3 retrospectively to past business combinations.

-
Fair value as deemed cost exemption: An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.  We have made the election not to revalue our property, plant and equipment to fair value or deemed cost.  Historical cost will be maintained as plant and equipment cost base on transition.

-
Cumulative translation differences exemption: Consistent with the our Canadian GAAP treatment in prior periods, IAS 21 requires an entity: (a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.  An election can be made to be exempted from this requirement on transition and start with 'zero' translation differences.  We have not made the election to restate our cumulative translation differences balance to zero, and have elected to continue with the current translation differences in comprehensive income as these are already in compliance with IAS 21.

-
Oil and Gas assets exemption: Oil and Gas industry specific accounting under IFRS or superseded Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions.  Paragraph D1 of IFRS 1 provides an exemption in relation to Oil and Gas assets by allowing companies to continue using the same policies as used under the previous GAAP and carrying forward the carrying amounts of the Oil and Gas assets under Canadian GAAP into IFRS.  We have availed this exemption and elected to maintain our Oil and Gas assets at carrying amount under Canadian GAAP treatment in prior periods, which will be the deemed cost under IFRS.

Management Discussion and Analysis INTEROIL CORPORATION 30

-
Interests in Joint Ventures entities exemption: Superseded CICA Section 3055 differs from IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint venture entities.  IAS 31 recommends the use of proportionate consolidation as it better reflects the substance and economic reality, however, it does permit the use of equity method.  Superseded CICA Section 3055 only allows the use of proportionate consolidation method to account for joint venture entities.  We have elected to maintain our joint venture accounting under the proportionate consolidation model for both our incorporated and unincorporated joint venture interests.

The remaining optional exemptions are not applicable to us.

(iii) Exceptions from full retrospective application followed by the Company

All mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of Canadian GAAP in these areas.

Impact of adoption of IFRS on financial reporting

Following a review of the IFRSs, there was one IFRS adjustment in relation to the deferred gain on contributions to the Gulf LNG project recorded on our balance sheet.  Under IFRS, we were required to offset these deferred gains against any underlying assets that are carried in relation to these deferred gains.  Based on this guidance, we have offset the deferred gains against deferred LNG project costs carried within the plant and equipment in the balance sheet under the Midstream – Liquefaction segment.  For further details, please refer to Note 3(b) in the Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2011.

Other than the transition adjustment affecting the consolidated balance sheets as noted above, there were no transition differences noted in relation to the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows.
Management Discussion and Analysis INTEROIL CORPORATION 31

NON-GAAP MEASURES AND RECONCILIATION

Non-GAAP measures, including gross margin and EBITDA, included in this MD&A are not defined nor have a standardized meaning prescribed by GAAP (i.e., IFRS) or previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers.  Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2011	2010	2011	2010
Midstream – Refining	261,938	194,001	479,648	345,987
Downstream	191,163	119,094	348,534	228,530
Corporate	17,483	5,394	28,404	11,789
Consolidation Entries	(172,050)	(94,721)	(315,601)	(185,087)
Sales and operating revenues	298,534	223,768	540,985	401,219
Midstream – Refining	(243,982)	(170,756)	(434,167)	(312,168)
Downstream	(182,381)	(108,534)	(325,588)	(209,409)
Corporate (1)	(2,753)	-	(3,407)	-
Consolidation Entries	158,855	87,858	289,877	171,546
Cost of sales and operating expenses	(270,261)	(191,432)	(473,285)	(350,032)
Midstream – Refining	17,956	23,245	45,481	33,819
Downstream	8,782	10,560	22,946	19,121
Corporate (1)	14,730	5,394	24,997	11,789
Consolidation Entries	(13,195)	(6,863)	(25,724)	(13,541)
Gross Margin	28,273	32,336	67,700	51,187

(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.
Management Discussion and Analysis INTEROIL CORPORATION 32

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.  InterOil’s IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS but the 2009 comparative information has not been restated and was prepared in accordance with the previous GAAP.

Quarters ended	2011		2010				2009
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)
Midstream – Refining	27,967	26,632	13,780	15,785	16,962	4,402	8,492	8,199
Midstream – Liquefaction	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)
Downstream	5,777	8,744	4,709	1,674	7,060	4,492	4,391	6,542
Corporate	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980
Consolidation Entries	(5,269)	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)
Earnings before interest, taxes, depreciation and amortization	38,973	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)
Subtract:
Upstream	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)
Midstream – Refining	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)
Midstream – Liquefaction	(268)	(223)	(184)	(376)	(351)	(342)	(379)	(348)
Downstream	(1,116)	(826)	(835)	(938)	(1,167)	(800)	(930)	(1,045)
Corporate	(1,641)	(1,395)	(1,158)	(342)	(20)	(20)	(27)	-
Consolidation Entries	8,894	7,572	6,571	6,107	5,916	5,687	5,905	3,823
Interest expense	(3,484)	(2,899)	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(5,677)	(7,298)	(1,040)	101	(366)	(173)	14,316	-
Midstream – Liquefaction	-	-	36	-	-	-	(8)	(3)
Downstream	(1,449)	(2,623)	(495)	(322)	(1,524)	(2,361)	(411)	(1,398)
Corporate	(629)	71	(11)	(529)	97	(797)	1,340	(339)
Consolidation Entries	-	-	(2)	(2)	(2)	-	(3)	(1)
Income taxes	(7,755)	(9,850)	(1,512)	(752)	(1,795)	(3,331)	15,234	(1,741)
Upstream	(154)	(641)	(683)	(232)	(78)	(138)	(144)	(132)
Midstream – Refining	(2,765)	(2,765)	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)
Midstream – Liquefaction	(6)	(6)	(7)	(6)	(6)	(6)	(7)	(10)
Downstream	(906)	(804)	(737)	(739)	(651)	(660)	(679)	(658)
Corporate	(395)	(435)	(16)	(17)	(32)	(41)	(43)	(40)
Consolidation Entries	32	32	33	32	32	32	33	33
Depreciation and amortisation	(4,194)	(4,619)	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)
Upstream	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)
Midstream – Refining	17,314	14,894	8,531	11,998	12,056	(74)	18,071	3,762
Midstream – Liquefaction	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,593)	(2,481)
Downstream	2,306	4,491	2,642	(325)	3,718	671	2,371	3,440
Corporate	11,275	3,463	3,381	(5,398)	1,796	3,544	3,034	1,601
Consolidation Entries	3,657	(1,596)	(403)	908	(1,437)	(191)	1,050	(236)
Net profit/(loss) per segment	23,540	699	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)

Management Discussion and Analysis INTEROIL CORPORATION 33

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2010, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's  certifying officers have designed disclosure controls and procedures, as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings ("National Instrument 52-109"), or caused them to be designed under their supervision, to provide reasonable assurance that all material information required to be disclosed the Company in its interim filings is processed, summarized and reported within the time periods specified in applicable Canadian securities legislation.

The Company's certifying officers are responsible for establishing and maintaining internal control over financing reporting ("ICFR"), as such term is defined in National Instrument 52-109.  The control framework the Company's officers used to design the Company's ICFR is the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2010 available at www.sedar.com.

GLOSSARY OF TERMS

AUD  Australian dollars.

Barrel, Bbl  Unit volume measurement used for petroleum and its products.

BNP Paribas  BNP Paribas Capital (Singapore) Limited.

BSP  Bank of South Pacific Ltd.

CGR  Condensate to gas ratio.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature.  Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

CSP Joint Venture or CSP JV   The Joint Venture Operating Agreement (“JVOA”) entered into for the proposed condensate stripping facilities with Mitsui or the joint venture formed to develop and operate the proposed condensate stripping facilities as the context requires.

CS Project  The proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui.

DST     A drill stem test and is a procedure for isolating and testing the surrounding geological formation through the drill pipe.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is a non-GAAP measure used to analyze operating performance.  See “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 34

Elk Antelope Project    The development of the wells in the Elk and Antelope fields.

ERP    Enterprise Resource Planning System.

EWC    Energy World Corporation Limited., a company organized under the laws of Australia.

FEED    Front end engineering and design.

Feedstock  Raw material used in a refinery or other processing plant.

FID    Final investment decision.  Such a decision is ordinarily the point at which a decision is made to proceed with a project and it becomes unconditional.

FLEX LNG   FLEX LNG Ltd., a company registered in British Virgin Islands, and listed on the Oslo Stock Exchange.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulfur or other non-hydrocarbon compounds.

Gulf LNG Project  The development by us of liquefaction facilities in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG through the Joint Venture Company, presently being pursued with EWC and FLEX LNG, inter alios, in accordance with certain conditional agreements signed.

ICCC  Independent Consumer and Competition Commission in Papua New Guinea.

IFRS   International Financial Reporting Standards.

IPI Indirect Participation Interest.  These interests are held by various investors pursuant to participation interest agreements entered into in 2003, 2004 and 2005 and identified more fully in our 2010 Annual Information Form.

IPP  Import parity price.  For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts.  The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

Joint Venture Company or PNG LNG    PNG LNG, Inc., a joint venture company established in 2007 to develop the proposed liquefaction facilities.  Shareholders are InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and Pac LNG.

JVOA   Joint Venture Operating Agreement.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

Management Discussion and Analysis INTEROIL CORPORATION 35

LNGL   Liquid Niugini Gas Limited, a wholly owned subsidiary of PNG LNG formed in Papua New Guinea.

LSWR   Low Sulphur Waxy Residue.

Mitsui   Mitsui & Co., Ltd., a company organized under the laws of Japan and/or certain of its wholly-owned subsidiaries (as the context requires).

Mtpa   Million tonnes per annum.

Naphtha That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene.  It is a feedstock destined either for the petrochemical industry or for gasoline production by reforming or isomerisation within a refinery.

Natural Gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

OPIC   Overseas Private Investment Corporation, an agency of the United States Government.

Pac LNG     Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G. This company is our joint venture partner in the Gulf LNG Project (through its shares in PNG LNG), holds a 2.5% direct interest in the Elk and Antelope fields and is an IPI holder.

Petromin     Petromin PNG Holdings Limited, a company incorporated in PNG by the State.

PDL   Petroleum Development License.  The right granted by the State to develop a field for commercial production.

PGK the Kina, the currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the State to explore for oil and gas.

PRL  Petroleum Retention License.  The tenement given by the State to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

Samsung Heavy Industries   Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea.

State or PNG means the Independent State of Papua New Guinea.

USD  United States Dollars.

Westpac  Westpac Bank PNG Limited.

Management Discussion and Analysis INTEROIL CORPORATION 36